Exhibit 99.3

Extract of audited financial results of Wipro Limited and its subsidiaries for the Quarter ended December 31, 2017

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2017	Nine months ended December 31, 2017	Quarter ended December 31, 2016
Total income from operations (net)	136,815	408,116	137,645
Net Profit / (Loss) before tax, exceptional and extraordinary items	24,714	79,853	27,586
Net Profit / (Loss) before tax but after exceptional and extraordinary items	24,714	79,853	27,586
Net Profit / (Loss) after tax, exceptional and extraordinary items	19,359	62,078	21,146
Total Comprehensive Income after tax	17,875	59,519	22,184
Equity Share Capital	9,047	9,047	4,861
Reserves excluding Revaluation Reserve	461,417	461,417	501,000
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.03	12.85	4.36
Diluted:	4.03	12.83	4.35

The audited interim consolidated financial results of the Company for the quarter ended December 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on January 19, 2018. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under IND AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Audited Consolidated Financial results under Ind AS

Particulars	Quarter ended December 31, 2017	Nine months ended December 31, 2017	Quarter ended December 31, 2016
Total income from operations (net)	136,690	407,185	136,878
Net Profit / (Loss) before tax, exceptional and extraordinary items	24,656	79,799	27,589
Net Profit / (Loss) before tax but after exceptional and extraordinary items	24,656	79,799	27,589
Net Profit / (Loss) after tax, exceptional and extraordinary items	19,301	62,023	21,148
Total Comprehensive Income after tax	17,895	59,518	22,113
Equity Share Capital	9,047	9,047	4,861
Reserves excluding Revaluation Reserve	457,814	457,814	497,229
Earnings Per Share (after extraordinary items ) (of ₹ 2/- each)
Basic:	4.02	12.83	4.36
Diluted:	4.02	12.81	4.35

The audited interim consolidated financial results (under Ind AS) of the Company for the quarter ended December 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on January 19, 2018. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2017	Nine months ended December 31, 2017	Quarter ended December 31, 2016
Total income from operations (net)	110,727	332,760	113,783
Net Profit / (Loss) before tax, exceptional and extraordinary items	24,484	78,160	25,722
Net Profit / (Loss) before tax but after exceptional and extraordinary items	24,484	78,160	25,722
Net Profit / (Loss) after tax, exceptional and extraordinary items	18,045	59,656	19,185
Total Comprehensive Income after tax	18,118	55,536	19,525
Equity Share Capital	9,047	9,047	4,861
Reserves excluding Revaluation Reserve	404,171	404,171	443,592
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	3.76	12.35	3.97
Diluted:	3.75	12.33	3.96

The audited interim financial results of the Company for the quarter ended December 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on January 19, 2018. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.	The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

2.	In December 2017, National Grid filed a legal claim against the Company in U.S.District Court of the Eastern District of New York seeking damages amounting to $140 million (₹ 8,936 million) plus additional costs related to an ERP implementation project that was completed in 2014. The Company expects to defend itself against the claim and believes that the claim will not sustain.

3.	During the current period, the Company has concluded the buyback of 343.75 million equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹ 110,000 million. In line with the requirement of the Companies Act 2013, an amount of ₹ 1,656 and ₹ 108,344 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ₹ 687.

4.	Consequent to insolvency of a customer post balance sheet date, the Company has recognized a provision of ₹ 3,175 in Consolidated Results and ₹ 2,395 in Standalone Financial Results for impairment of receivables and deferred contract cost.

5.	On January 19, 2018, the Board of Directors of the Company declared an interim dividend of ₹ 1.00 ($ 0.02) per equity share and ADR (50% on an equity share of par value of ₹ 2).

Place: Bangalore	By Order of the Board,	Wipro Limited
Date: January 19, 2018	For Wipro Ltd.	Regd. Office: Doddakanneli,
	Azim H Premji	Sarjapur Road, Bangalore- 560035
	Executive Chairman & Managing Director	www.wipro.com

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India

Website: www.wipro.com | Email Id- Info@wipro.com | Tel: +91-80-2844 0011 | Fax: +91-80-2844 0054

CIN: L32102KA1945PLC020800

Bengaluru

Page No. 4 Jan 20, 2018

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